Exhibit 12

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the

Six Months Ended July 31, 2004 and August 2, 2003

and for the Five Years Ended January 31, 2004

(Millions of Dollars)

	Six Months Ended		Fiscal Year Ended
	July 31,	Aug. 2,	Jan. 31	Feb. 1	Feb. 2,	Feb. 3,	Jan. 29,
	2004	2003	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges:

Earnings:
Net earnings	$1,854	$707	$1,841	$1,654	$1,368	$1,264	$1,144
Earnings from discontinued operations, net of tax	71	58	200	251	272	319	320
Gain on disposal of discontinued operations, net of tax	1,019	—	—	—	—	—	—
Provision for income taxes	464	398	1,013	874	672	590	522
Earnings from continuing operations before income tax	1,228	1,047	2,654	2,277	1,768	1,535	1,346

Fixed charges:
Interest expense	356	303	569	609	517	464	477
Interest portion of rental expense	35	23	68	48	50	63	55
Total fixed charges	391	326	637	657	567	527	532

Less:
Capitalized interest	(4)	(4)	(8)	(13)	(33)	(31)	(16)

Fixed charges in earnings	387	322	629	644	534	496	516

Earnings available for fixed charges	$1,615	$1,369	$3,283	$2,921	$2,302	$2,031	$1,862

Ratio of earnings to fixed charges	4.12	4.18	5.15	4.45	4.06	3.85	3.50

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:

Total fixed charges, as above	$391	$326	$637	$657	$567	$527	$532
Dividends on preferred stock (pre-tax basis)	—	—	—	—	—	—	29
Total fixed charges and preferred stock dividends	391	326	637	657	567	527	561
Earnings available for fixed charges and preferred stock dividends	$1,615	$1,369	$3,283	$2,921	$2,302	$2,031	$1,862

Ratio of earnings to fixed charges and preferred stock dividends	4.12	4.18	5.15	4.45	4.06	3.85	3.32

Note: Computation is based on continuing operations